Dollar Financial Corp.
Mr. Larry Spirgel
Securities and Exchange Commission
Mail Stop 3720
450 Fifth Street
Washington D.C. 20549

Re:	Dollar Financial Corp. Form 10-K for the Fiscal Year Ended June 30, 2006 Filed September 13, 2006 File No. 0-50866
Dear Mr. Spirgel:
     On behalf of Dollar Financial Corp., a Delaware corporation, we hereby respond to the comment letter of the Securities and Exchange Commission dated March 20, 2007. In our letter we refer to Dollar Financial Corp., the registrant, as the “Company” and to the Staff of the Securities and Exchange Commission as the “Staff”. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s letter.
Consolidated Statement of Cash Flows, page 56
1.	Please revise your presentation to include a separate caption for non-cash charges related to provisions for check write-offs, loan losses and adjustments to servicing income for all periods presented, as your current presentation on a “net” basis is not appropriate.

The Company will comply with the Staff’s comment as it relates to the presentation to include a separate caption for non-cash charges related to provisions for check write-offs, loan losses and adjustments to servicing income on its Consolidated Statement of Cash Flows. Please see Exhibit A for the proposed changes to the Consolidated Statement of Cash Flows.

Note 11. Acquisitions, page 76
Note 12. Goodwill and Other Intangibles, page 78
2.	We note on page 78 that goodwill increased approximately $26.7 million. However, your disclosure of acquisitions during the year ended June 30, 2006 in Note 11 details additions to goodwill of only $13.0 million. Please tell us, and revise to disclose in Note 11, all transactions that substantially account for the $26.7 million increase in, or adjustments to, goodwill during the year ended June 30, 2006.

The Company acknowledges the staff’s comment. Note 11 however details $15.0 million as follows:

American earn-out — para #2	$2.0 million
We The People — para #9	$1.1 million
Canadian acquisition — para #10	$11.9 million
The $1.6 million noted in paragraph 11 of Note 11 was inadvertantly included as “Cost in excess of net assets acquired” rather than “Reacquired franchise rights” on the table in Note 12. Please see Exhibit B for the proposed changes to that table. As a result, the goodwill increase was actually $25.1 million rather than the $26.7 million noted in the Staff’s comment.
In July 2005, the Company adjusted its purchase accounting for its March 2005 We The People acquisition to reflect an additional $2.6 million in additional refundable deposits related to certain franchise agreements which were subsequently identified. The amount of goodwill reported in the Company’s June 30, 2006 Form 10-K in note 11, paragraph #5 of $21.5 million is $2.6 million greater than the $18.9 million previously reported in the Company’s June 30, 2005 Form 10-K.
The Company also entered into other various immaterial acquisitions during fiscal 2006 that resulted in $0.3 million of additional goodwill. The remaining $7.2 million relates to foreign currency adjustments on goodwill reported on the Canadian and UK books and records.
For better disclosure, the Company will add a summary table within note 11 of the amendment reflecting the above (see Exhibit C).

     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the foregoing, please contact the undersigned at (610) 640-5937 or Bill Athas at (610) 640-5928.

Very truly yours, Randy Underwood Executive Vice President and Chief Financial Officer

EXHIBIT A
DOLLAR FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended June 30,
	2004	2005	2006
Cash flows from operating activities:
Net (loss) income	$(28,033)	$(357)	$6,965
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Accretion of interest expense from 13.0% Senior Discount Notes	5,827	—	—
Depreciation and amortization	11,713	12,523	13,231
Provision for loan losses and adjustment to servicing revenue	24,489	29,425	30,367
Establishment of reserve for legal matter	—	—	5,800
Non-cash stock compensation	—	—	135
Loss on extinguishment of debt	10,355	5,114	—
Losses on store closings	187	66	985
Foreign currency (gain) loss on revaluation of subordinated notes payable	(838)	180	—
Deferred tax provision	15,610	2,352	2,005
Change in assets and liabilities (net of effect of acquisitions):
Increase in loans and other receivables	(19,172)	(22,010)	(39,425)
(Increase) decrease in income taxes receivable	(3,186)	5,072	773
Increase in prepaid expenses and other	(760)	(4,030)	(971)
Increase (decrease) in accounts payable, income taxes payable, accrued expenses and other liabilities and accrued interest payable	3,403	(6,090)	2,573

Net cash provided by operating activities	19,595	22,245	22,438

Cash flows from investing activities:
Acquisitions, net of cash acquired	(550)	(29,950)	(23,477)
Gross proceeds from sale of fixed assets	81	—	—
Additions to property and equipment	(8,150)	(14,857)	(15,938)

Net cash used in investing activities	(8,619)	(44,807)	(39,415)

Cash flows from financing activities:
Proceeds from secondary public offering of common stock, net	—	—	80,750
Increase in restricted cash	—	—	(80,750)
Proceeds from initial public offering of common stock, net	—	109,786	—
Proceeds from the exercise of stock options	—	64	1,363
Redemption of 16.0% Senior Notes due 2012	(10,283)	(50,416)	—
Redemption of 13.95% Senior Subordinated Notes due 2012	(9,060)	(44,661)	—
Redemption of 10.875% Senior Subordinated Notes due 2006	(20,734)	—	—
Redemption of 13.0% Senior Discount Notes due 2006	(22,962)	—	—
Redemption of collateralized borrowings	(8,277)	—	—
Other debt (payments) borrowings	(72)	(106)	550
Issuance of 9.75% Senior Notes due 2011	241,176	30,750	—
Redemption of 10.875% Senior Notes due 2006	(111,170)	—	—
Net (decrease) increase in revolving credit facilities	(61,699)	—	39,000
Payment for secondary public stock offering costs	—	—	(367)
Payment of initial public stock offering costs	(1,392)	(1,462)	—
Payment of debt issuance costs	(11,218)	(730)	(850)

Net cash (used in) provided by financing activities	(15,691)	43,225	39,696
Effect of exchange rate changes on cash and cash equivalents	2,176	2,571	4,998

Net (decrease) increase in cash and cash equivalents	(2,539)	23,234	27,717

Cash and cash equivalents at beginning of period	71,809	69,270	92,504

Cash and cash equivalents at end of period	$69,270	$92,504	$120,221

Supplemental disclosures of cash flow information:
Interest paid	$21,485	$24,489	$28,170
Income taxes paid	$13,858	$15,820	$20,370
See accompanying notes.

56

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
12. Goodwill and Other Intangibles
In accordance with the adoption provisions of SFAS No. 142, the Company is required to perform goodwill impairment tests on at least an annual basis. The Company performs its annual impairment test as of June 30. As of June 30, 2006, there is no impairment of goodwill. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings. A portion of the consideration for the We The People acquisitions was allocated to franchise agreements and territory rights. Territory rights are deemed to have an indefinite useful life and are expected to be available for sale when certain indemnification claims have been resolved as discussed in Note 13. Franchise agreements are deemed to have a definite life and are amortized on a straight-line basis over the estimated useful lives of the agreements which are generally 10 years. A portion of the consideration for the 26 WTP stores acquired in July 2005, the 11 stores acquired on March 9, 2006 and the six stores acquired on April 3, 2006 was allocated to reacquired franchise rights. Reacquired franchise rights are deemed to have an indefinite useful life. These identifiable intangible assets have been included as other intangibles on the Consolidated Balance Sheets. Amortization for intangible assets for the years ending June 30, 2004, 2005 and 2006 was $95,000, $56,000 and $93,000, respectively. The amortization expense for the franchise agreements will be as follows:

Fiscal Year Ending June 30,	Amount
(In thousands)
2007	$81.9
2008	81.9
2009	81.9
2010	81.9
2011	81.9
Thereafter	345.5

$755

EXHIBIT B
The following table reflects the components of intangible assets (in thousands):

	June 30, 2005		June 30, 2006
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Non-amortized intangible assets:
Cost in excess of net assets acquired	$205,572	$20,532	$230,687	$21,191
Territory rights	—	—	5,361	—
Reacquired franchise rights	—	—	3,070	—

	$205,572	$20,532	$239,118	$21,191

Amortized intangible assets:
Covenants not to compete	$2,510	$2,510	$—	$—
Franchise agreements	1,187	37	755	116

	$3,697	$2,547	$755	$116

78

EXHIBIT C
The following table reflects the change in goodwill during the year ended June 30, 2006 (in thousands):

Balance at June 30, 2005	$205.6
Acquisitions
October 2005 We The People	1.1
March 2006 Canadian acquisition	11.9
Other	0.3
Purchase adjustments
American earn-out	2.0
We The People — refundable deposits	2.6
Foreign currency adjustment	7.2

Balance at June 30, 2006	$230.7